EXHIBIT 99.23

ANNUAL GENERAL AND SPECIAL MEETING OF THE HOLDERS OF
COMMON SHARES OF
MERCATOR MINERALS LTD. (THE “COMPANY”)
AUGUST 31, 2011
REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

Shares Represented at the Meeting:	154,998.674

Total outstanding Shares as at the Record Date:	245,972,674

The following matters were put to a vote by a show of hands at the annual general shareholders’ meeting of the Company:

Matters Voted on	Voting Results
1. Setting the number of directors at eight.	Votes In favour 111,755,136 (72.10%)	Votes Against 43,237,136 (27.90%)
The Number of Directors was set at eight
2. The Election of the following nominees
as directors of the Company for the ensuing
year or until their successors are elected
or appointed:

Colin K. Benner

John H. Bowles

Joseph M. Keane

D. Bruce McLeod

Robert J. Quinn

Stephen P. Quin

Gavin Thomas

Ronald Earl Vankoughnett
	Votes In favour 91,587,170 (63.60%) 101,271,252 (70.33%) 97,986,285 (68.05%) 99,810,539 (69.32%) 91,470,470 (63.33%) 84,263,902 (58.52%) 97,665,568 (67.83%) 97,594,155 (67.78%)	Votes Against 52,407,381 (36.40%) 42,723,299 (29.67%) 46,008,266 (31.95%) 44,184,012 (30.68%) 52,961,612 (36.67%) 59,730,649 (41.48%) 46,328,983 (32.17%) 46,400,396 (32.22%)
Each of the eight nominees proposed by management was elected as a director of the Company.

3. The appointment of KPMG LLP, Chartered Accountants, as auditors of the Company and the authorization of the directors to fix their remuneration.	Votes In favour CC	Votes Against
4. The approval of the Company’s Incentive Stock Option Plan.	Votes In favour 83,402,154 (57.91%)	Votes Against 60,622,236 (42.09%)
5. The approval of the Company’s Shareholder Rights Plan.	Votes In favour 100,492,445 (69.77%)	Votes Against 43,531,945 (30.23%)
Dated at Vancouver, British Columbia this 1st day of September, 2011.

MERCATOR MINERALS LTD. Per: “Marc S. LeBlanc” Marc S. LeBlanc, Corporate Secretary